Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Investment Savings Stock Ownership Plan Committee

American Woodmark Corporation:

We consent to the incorporation by reference in the registration statement No.333-141621 on Form S-8 of American Woodmark Corporation of our report dated June 25, 2008 with respect to the statements of net assets available for benefits of the American Woodmark Corporation Investment Savings Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) at December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the American Woodmark Corporation Investment Savings Stock Ownership Plan.

/s/ KPMG LLP

Roanoke, Virginia

June 25, 2008